Exhibit 1

For Immediate Release

Contact:
Yossy Zylberberg
Interim CEO & CFO
+972 (8) 9145466
yossyz@ellomay.com

NUR Macroprinters Announces Change of Corporate Name to Ellomay Capital Ltd.

LOD, Israel, April 15, 2008 – NUR Macroprinters Ltd. (NURMF.PK) (the Company), announced today that it received the official notification from the Israeli Registrar of Companies approving the change of its corporate name to Ellomay Capital Ltd. The new CUSIP number of the Company’s ordinary shares is M39927 104. The Company has notified Nasdaq of the name change and expects that a new trading symbol will be issued. The Company’s new website, www.ellomay.com, will be available to the public shortly.

About Ellomay Capital

Ellomay Capital (formerly NUR Macroprinters Ltd.), a former leading supplier of wide-format inkjet production printers for the printing industry, consummated the sale of its business to Hewlett-Packard Company on February 29, 2008.

Information Relating to Forward-Looking Statements

With the exception of historical information in this news release, this document includes forward-looking statements that involve risks and uncertainties, including, but not limited to, uncertainties with respect to the outcome of the correspondence with the regulatory and other authorities, and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Actual results may differ materially from any forward-looking statements set forth herein. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.